NEWS RELEASE

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

May 17, 2018

Enerplus Announces Cash Dividend for June 2018

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX & NYSE: ERF) announces that a cash dividend in the amount of CDN$0.01 per share will be payable on June 15, 2018 to all shareholders of record at the close of business on May 30, 2018. The ex-dividend date for this payment is May 29, 2018.

The CDN$0.01 per share dividend is equivalent to approximately US$0.01 per share if converted using the current Canadian/US dollar exchange rate of 0.7807. The U.S. dollar equivalent dividend will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may be applicable. Dividends paid by Enerplus are considered an "eligible dividend" for Canadian tax purposes. For U.S. income tax purposes, Enerplus' dividends are considered "qualified dividends".

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com or phone 1-800-319-6462. Shareholders may, upon request, obtain a hard copy of Enerplus' complete audited financial statements free of charge.

About Enerplus
Enerplus Corporation is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States committed to creating value for its shareholders through a disciplined capital investment strategy.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation